Exhibit 19

1st
FRANKLIN
FINANCIAL
CORPORATION

QUARTERLY
REPORT TO INVESTORS
AS OF AND FOR THE
THREE MONTHS ENDED
MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company:

1ST Franklin Financial Corporation and its consolidated subsidiaries (the “Company” or “we”) is engaged in the consumer finance business, primarily in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage loans on real estate to homeowners.  As of March 31, 2007, the business was operated through a network of 226 branch offices located in Alabama, Georgia, Louisiana, Mississippi and South Carolina.  An additional branch was opened during April in the state of Louisiana.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Overview:

As of March 31, 2007, total assets of the Company were $357.8 million compared to $362.6 million at December 31, 2006.  The $4.8 million decline represents a 1% reduction and was mainly due to a decrease in our net loan portfolio.  Loan originations are somewhat seasonal for the Company.  Historically, the first quarter of each year is the slowest in terms of the volume of loans generated.  With each succeeding quarter of the year, we have historically seen loan originations increase, with the fourth quarter culminating in the highest level of originations.  The first quarter of 2007 followed historical trends.  Net loans declined $5.8 million (2%) as compared to the prior year-end with loan repayments received exceeding new loan disbursements.

Although total assets declined, operating results for the quarter just ended were positive.  Total revenues grew $4.3 million (16%) to $31.2 million during the three-month period ended March 31, 2007 as compared to $26.9 million during the three-month period ended March 31, 2006.  Net income during the same comparable period grew $1.4 million or 67%.

The following portions of Management’s Discussion and Analysis of Financial Condition and Results of Operations focus in more detail on the Company’s balance sheet and results of operations for the three-month periods ended March 31, 2007 and 2006.  Information about the Company’s liquidity, funding sources, critical accounting policies and other matters is also discussed.

Financial Condition:

Surplus cash generated from operations and from financing and investing activities during the quarter ended March 31, 2007 was approximately $.7 million.  Cash and cash equivalents amounted to $24.7 million at March 31, 2007 compared to $24.0 million at December 31, 2006.

The Company held cash in restricted accounts of approximately $2.0 million and $1.9 million at March 31, 2007 and December 31, 2006, respectively.  These restricted accounts are held by the Company’s insurance subsidiaries in order to meet certain deposit requirements applicable to insurance companies in the State of Georgia and to meet the reserve requirements contained in the Company’s reinsurance agreements.

As previously mentioned, our net loan portfolio declined during the quarter just ended.  Based on historical trends, we expect to begin seeing growth in the portfolio during the second quarter and through the remainder of the year.

Investment securities increased $1.3 million, or 2%, at March 31, 2007 as compared to the prior year-end.  Surplus funds generated by our insurance subsidiaries accounted for the majority of the increase.  The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A significant portion of these investment securities have been designated as “available for sale” (71% as of March 31, 2007 and December 31, 2006) with any unrealized gain or loss, net of deferred income taxes, accounted for as accumulated other comprehensive income in the equity section of the Company’s balance sheet.  The remainder of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management has both the ability and intent to hold these securities to maturity.

A $17.8 million reduction in borrowings against the Company’s bank credit line during the quarter just ended was the main reason for the $12.9 million (7%) decline in senior debt outstanding.  In addition to our bank borrowings, senior debt includes senior demand notes and commercial paper outstanding.  Increased sales of our senior demand notes and commercial paper partially offset some of the decline from the reduced bank borrowings.

Other liabilities decreased $2.5 million (16%) during the three-month period just ended as compared to the prior year-end.  The decrease was mainly due to disbursements of the Company’s incentive bonus and profit sharing contribution, both of which had been accrued from the prior year.

Results of Operations:

As previously mentioned, our operating results for the quarter ended March 31, 2007 were very positive with significant increases in revenues and net income as compared to the same quarter a year ago.  The primary components causing the increases were higher interest and fee income generated from the Company’s loan portfolio and increases in other revenue.

Net Interest Margin

Our net interest margin (the difference between earnings on loans and investments and interest paid on the Company’s senior and subordinated debt) grew $1.5 million (9%) during the quarter just ended as compared to the same quarter a year ago.  The growth was mainly due to a $2.7 million increase in interest and fee income on loans and investments.  During the quarter just ended, average earning assets were approximately 10% higher than during the quarter ended March 31, 2006.

The increase in interest and fee revenue was partially offset by the impact of higher funding costs during the current year as compared the first quarter of 2006.  Interest expense increased $1.2 million (50%) during the quarter just ended as compared to the same quarter ended a year ago as a result of an increase in average debt outstanding and higher interest rates paid on the debt.  Average senior and subordinated debt, collectively, was $243.6 million and $218.0 million at March 31, 2007 and 2006, respectively.

Management projects that average net receivables will continue to grow through the remainder of the year, and earnings are expected to increase accordingly.  However, we also project additional increases in borrowing costs which could negatively impact our margins.  There can be no assurance that any increases in net receivables would not be more than offset by further increases in borrowing costs.

Insurance Income

Net insurance income increased $.7 million or 11% during the quarter ended March 31, 2007 as compared to the same quarter a year ago.  The increase was mainly due to an overall growth in insurance premiums from the Company’s optional credit insurance products.

Provision for Loan Losses

Provision for loan losses increased $.3 million (9%) during the three-month period ended March 31, 2007 as compared to the three-month period ended March 31, 2006.  Higher credit losses were the cause for the increase in the provision for loan losses.  Our net charge offs were $3.8 million during the three-month period just ended compared to $3.3 million during the same three-month period a year ago.

Management is currently negotiating the sale of various charged off receivables which have not had any collections in recent years.  If successful, the sale will allow a recovery of a portion of the amount originally charged off.

The Company maintains an allowance for loan losses to cover probable losses in its current loan portfolio.  There was no increase in the allowance during the quarter just ended as we believe the allowance is adequate to cover losses inherent in the portfolio.  Additions will be made to this allowance if and when we deem it appropriate to recognize additional probable losses.  Any additions to the allowance will be charged against the provision for loan losses.

Recently there has been a great deal of media coverage regarding increasing foreclosures and challenges facing various lenders in the sub-prime real estate marketplace.  Many of these institutions extended adjustable rate loans to borrowers in past years when rates were at historical low levels.  Many of the adjustable rate loans are now re-pricing at higher interest rates and a number of borrowers are not able to afford the new payment levels and/or terms.  The Company does not believe it has exposure to these risks as we are not in this type of lending market and do not offer these types of real estate loans.  All real estate loans currently extended by the Company are at fixed interest rates and payments.

Other Revenue

Other revenue increased $.8 million (466%) during the three-month period just ended as compared to the same quarter a year ago.  The primary reason for the increase was due to commissions earned from the sale of auto club memberships.  Effective October 2006, the Company began selling auto club memberships as an agent for a third party provider.  Approximately $.8 million in commissions were generated on sales of these memberships in the first quarter of 2007.

Other Operating Expenses

Three primary components comprise our other operating expenses.  They are personnel expense, occupancy expense and other miscellaneous operating expenses.  Overall other operating expenses increased $1.2 million (7%) during the three-month period just ended as compared to the same three-month period a year ago.  The primary component causing the increase was higher personnel cost.  Personnel expense grew $.8 million (8%) during the first quarter of 2007 as compared to the comparable prior year period mainly due to merit-salary increases awarded in February 2007, increases in accruals for incentive awards and increases in payroll taxes.  Expansion of the Company’s employee base also contributed to the increase in personnel expense.

Occupancy expenses increased $.1 million during the three-month period ended March 31, 2007 as compared to the same three-month period ended March 31, 2006.  Increases in maintenance costs, depreciation expense on equipment and increased rent expense were the primary factors causing the higher occupancy expense.

During the three-month period just ended, miscellaneous other operating expenses increased $.3 million, or 7%, compared to the same three-month period a year ago.  This increase was driven primarily by increases in advertising/business promotion expenses, collection expenses,   computer expenses, stationary and supplies, and taxes and licenses.  An increase in expenses related to the sale of the Company’s debt securities also contributed to higher other operating expense.

Income Taxes:

The Company has elected to be treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company, rather then being taxed at the corporate level.  Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as an S Corporation, and for the Company’s state taxes in Louisiana, which does not recognize S Corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The deferred income tax assets and liabilities are due to certain temporary differences between reported income and expenses for financial statement and income tax purposes.

Effective income tax rates were 17% and 23% during the three-month periods ended March 31, 2007 and 2006, respectively.  The higher rates experienced during the prior year period were due to higher losses at the S Corporation level which were passed to the shareholders of the Company for tax reporting, whereas income earned at the insurance subsidiary level was taxed at the corporate level.  The S Corporation reported a gain during the three-month period just ended as compared to a loss during the same three-month period a year ago.

Quantitative and Qualitative Disclosures About Market Risk:

As previously discussed, higher interest rates have continued to impact the Company’s interest costs through March 31, 2007.  If rates continue to increase, the Company’s net interest margin could be materially impacted.  Please refer to the market risk analysis discussion contained in our annual report on Form 10-K as of and for the year ended December 31, 2006 for a more detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of March 31, 2007 and December 31, 2006, the Company had $24.7 million and $24.0 million, respectively, invested in cash and short-term investments readily convertible into cash with original maturities of three months or less.

The Company’s investments in marketable securities can be converted into cash, if necessary.  As of March 31, 2007 and December 31, 2006, 97% and 96%, respectively, of the Company’s cash and cash equivalents and investment securities were maintained in its insurance subsidiaries.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to the Company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2006, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had policyholders’ surplus of $34.3 million and $36.0 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2007 without prior approval of the Georgia Insurance Commissioner is approximately $8.3 million.

Liquidity requirements of the Company are financed through the collection of receivables and through the sale of short- and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to its securities sales, the Company has an external source of funds available under a credit agreement with Wachovia Bank, N.A. and BMO Capital Markets Financing, Inc. The credit agreement provides for unsecured borrowings of up to $50.0 million, subject to certain limitations, and is scheduled to expire on December 15, 2009.  Any amounts then outstanding will be due and payable on such date.  The credit agreement contains covenants customary for financing transactions of this type.  Available borrowings under the agreement were $43.0 million and $25.1 million at March 31, 2007 and December 31, 2006, respectively, at interest rates of 7.75% and 7.25%, respectively.

The Company was subject to the following contractual obligations and commitments at March 31, 2007:
	04/01/07 thru 12/31/07	2008	2009	2010	2011	2012 & Beyond	Total
	(in Millions)
Credit Line *	$ .4	$ .6	$ 7.6	$ -	$ -	$ -	$ 8.6
Bank Commitment Fee *	-	.1	.1	-	-	-	.2
Senior Notes *	53.6	-	-	-	-	-	53.6
Commercial Paper *	111.8	-	-	-	-	-	111.8
Subordinated Debt *	5.4	9.1	11.2	45.8	17.8	-	89.3
Operating Leases	3.4	3.9	2.2	1.4	.8	.1	11.8
Capitalized Leases (Equipment)	.1	.2	-	-	-	-	.3
Software Service Contract **	1.8	2.4	2.4	2.4	2.4	7.1	18.5
Data Communication Lines Contract **	2.0	1.8	-	-	-	-	3.8
Total	$ 178.5	$ 18.1	$23.5	$ 49.6	$ 21.0	$ 7.2	$ 297.9

* Note: Includes estimated interest at current rates ** Note: Based on current usage

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s more critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserve.

The allowance for loan losses is based on the Company's previous loss experience, a review of specifically identified loans where collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral.

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual precomputed account to calculate income for on-going precomputed accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals.  Since the majority of the Company's precomputed accounts are paid off or renewed prior to maturity, the result is that most of the precomputed accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which are not precomputed, have income recognized on a simple interest accrual basis.  Income is not accrued on a loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as an adjustment to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Included in unearned insurance premiums and commissions on the consolidated statements of financial position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on generally accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previous estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

In June 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB No. 109, “Accounting for Income Taxes”.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements by prescribing how companies should recognize, measure, present and disclose uncertain tax positions that have been taken on a tax return.  The Company adopted FIN 48 effective January 1, 2007 and there was no impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements disclosures about fair measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new assets or liabilities to be measured at fair value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact that SFAS No. 157 may have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115,” (“SFAS No. 159”), which permits companies to choose to measure many financial instruments and certain other items at fair value.  SFAS No. 109 is effective for fiscal years beginning after November 15, 2007.  Management is currently evaluating the effect that SFAS No. 159 may have on its consolidated financial statements.

Forward Looking Statements:

Certain information in this discussion and other statements contained in this Quarterly Report, which are not historical facts, may be forward-looking statements within the meaning of the federal securities laws.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause future results to differ from expectations include, but are not limited to, adverse general economic conditions including the changes in interest rate environment, unexpected reductions in the size or collectibility of amounts in our loan portfolio, reduced sales of our securities, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.  The Company undertakes no obligation to update any forward-looking statements.

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,
	2007	2006
	(Unaudited)
ASSETS

CASH AND CASH EQUIVALENTS	$ 24,717,855	$ 24,028,767

RESTRICTED CASH	1,945,304	1,869,583

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	256,264,213 24,334,250 34,530,938 315,129,401 33,995,579 19,020,596 18,085,085 244,028,141	267,999,176 23,563,575 33,724,033 325,286,784 36,615,665 20,723,607 18,085,085 249,862,427

INVESTMENT SECURITIES: Available for Sale, at fair market Held to Maturity, at amortized cost	53,333,022 20,986,008 74,319,030	52,032,039 21,034,074 73,066,113

OTHER ASSETS	12,782,800	13,740,379

TOTAL ASSETS	$ 357,793,130	$ 362,567,269

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 168,626,092	$ 181,474,304
OTHER LIABILITIES	13,049,839	15,538,750
SUBORDINATED DEBT	74,069,335	67,189,657
Total Liabilities	255,745,266	264,202,711

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value	--	--
Common Stock Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	170,000 --	170,000 --
Accumulated Other Comprehensive Income	320,066	243,805
Retained Earnings	101,557,798	97,950,753
Total Stockholders' Equity	102,047,864	98,364,558

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 357,793,130	$ 362,567,269

See Notes to Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Quarter Ended
	March 31
	(Unaudited)
	2007	2006

INTEREST INCOME	$ 22,028,308	$ 19,316,201
INTEREST EXPENSE	3,647,063	2,433,751
NET INTEREST INCOME	18,381,245	16,882,450

Provision for Loan Losses	3,806,625	3,503,470

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	14,574,620	13,378,980

NET INSURANCE INCOME Premiums Insurance Claims and Expenses	8,168,207 1,537,864 6,630,343	7,412,865 1,452,399 5,960,466

OTHER REVENUE	975,965	172,543

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	10,780,605 2,316,588 4,754,820 17,852,013	10,027,226 2,189,023 4,460,227 16,676,476

INCOME BEFORE INCOME TAXES	4,328,915	2,835,513

Provision for Income Taxes	716,016	666,186

NET INCOME	3,612,899	2,169,327

RETAINED EARNINGS, Beginning of Period	97,950,753	90,746,492
Distributions on Common Stock	(5,854)	--
RETAINED EARNINGS, End of Period	$101,557,798	$92,915,819

BASIC EARNINGS PER SHARE: 170,000 Shares Outstanding for all Periods (1,700 voting, 168,300 non-voting)	$21.25	$12.76

See Notes to Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended
	March 31,
	(Unaudited)
	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 3,612,899	$ 2,169,327

Adjustments to reconcile net income to net cash

provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

Prepaid Income Taxes

Other, net

Decrease in Miscellaneous Assets

Decrease in Other Liabilities

Net Cash Provided

	3,806,625 485,002 (41,167) 38,596 1,694,352 (3,215,633) 6,380,674	3,503,470 458,283 (4,708) 19,887 772,097 (1,884,976) 5,033,380

CASH FLOWS FROM INVESTING ACTIVITIES:

Loans originated or purchased

Loan payments

Increase in restricted cash

Purchases of marketable debt securities

Redemptions of marketable debt securities

Fixed asset additions, net

Net Cash Provided (Used)

	(49,329,881) 51,357,542 (75,721) (4,015,785) 2,876,000 (529,353) 282,802	(49,642,236) 49,687,110 (12,745) (4,159,173) 2,658,000 (519,470) (1,988,514)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in senior debt Subordinated debt issued Subordinated debt redeemed Dividends / Distributions Net Cash Used	(12,848,212) 13,429,683 (6,550,005) (5,854) (5,974,388)	(8,819,910) 9,105,986 (1,756,467) -- (1,470,391)

NET INCREASE IN CASH AND CASH EQUIVALENTS	689,088	1,574,475

CASH AND CASH EQUIVALENTS, beginning	24,028,767	13,988,091

CASH AND CASH EQUIVALENTS, ending	$ 24,717,855	$ 15,562,566

Cash paid during the period for: Interest Income Taxes	$ 3,662,141 31,208	$ 2,411,577 32,231

See Notes to Consolidated Financial Statements

-NOTES TO UNAUDITED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2006 and for the year then ended included in the Company's December 31, 2006 Annual Report.

In the opinion of Management of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of March 31, 2007 and December 31, 2006 and the results of its operations and cash flows for the three months ended March 31, 2007 and 2006. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the full fiscal year.

The computation of earnings per share is self-evident from the Consolidated Statements of Income and Retained Earnings.

Recent Accounting Pronouncements:

In June 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB No. 109, “Accounting for Income Taxes”.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements by prescribing how companies should recognize, measure, present and disclose uncertain tax positions that have been taken on a tax return.  The Company adopted FIN 48 effective January 1, 2007 and there was no impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements disclosures about fair measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new assets or liabilities to be measured at fair value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact that SFAS No. 157 may have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115,” (“SFAS No. 159”), which permits companies to choose to measure many financial instruments and certain other items at fair value.  SFAS No. 109 is effective for fiscal years beginning after November 15, 2007.  Management is currently evaluating the effect that SFAS No. 159 may have on its consolidated financial statements.

Note 2 – Allowance for Loan Losses

An analysis of the allowance for loan losses for the three-month periods ended March 31, 2007 and 2006 is shown in the following table:
	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006
Beginning Balance Provision for Loan Losses Charge-offs Recoveries Ending Balance	$ 18,085,085 3,806,625 (5,348,493) 1,541,868 $ 18,085,085	$ 16,885,085 3,503,470 (4,632,585) 1,429,115 $ 17,185,085

Note 3 – Investment Securities

Debt securities available for sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities were as follows:

	As of March 31, 2007		As of December 31, 2006
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available for Sale: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 11,514,010 41,429,492 130,316 $ 53,073,818	$ 11,398,546 41,178,368 756,108 $ 53,333,022	$ 12,512,644 39,275,384 130,316 $ 51,918,344	$ 12,348,660 38,941,756 741,623 $ 52,032,039

	As of March 31, 2007		As of December 31, 2006
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Held to Maturity: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions	$ 5,466,935 15,519,073 $ 20,986,008	$ 5,368,577 15,545,870 $ 20,914,447	$ 5,467,437 15,566,637 $ 21,034,074	$ 5,340,055 15,593,207 $ 20,933,262

Gross unrealized losses totaled $685,321 and $866,394 at March 31, 2007 and December 31, 2006, respectively.  The following table provides an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of March 31, 2007:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ --	$ --	$ 9,463,437	$ 128,600	$ 9,463,437	$ 128,600
Obligations of states and political subdivisions	6,492,041	21,987	20,334,949	358,285	26,826,990	380,272
Total	6,492,041	21,987	29,798,386	486,885	36,290,427	508,872

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Held to Maturity:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	--	--	4,660,483	100,758	4,660,483	100,758
Obligations of states and political subdivisions	1,592,047	3,017	4,181,907	72,674	5,773,954	75,691
Total	1,592,047	3,017	8,842,390	173,432	10,434,437	176,449

Overall Total	$ 8,084,088	$ 25,004	$ 38,640,776	$ 660,317	$ 46,724,864	$ 685,321

The table above represents 143 investments held by the Company, the majority of which are rated AAA by Standard & Poor’s, which is the highest rating given by this service.  The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate increases.  The total impairment was less than 2% of the fair value of the affected investments.  Based on the ratings of these investments, the Company’s ability and intent to hold these investments until a recovery of fair value and after considering the severity and duration of the impairments, the Company does not consider the impairment of these investments to be other-than-temporary at March 31, 2007.

Note 4 – Commitments and contingencies

The Company is involved in various legal proceedings incidental to its business from time to time.  In the opinion of Management, the ultimate resolution of any such known claims or lawsuits is not expected to have a material effect on the Company's financial position, liquidity or results of operations.

Note 5 – Income Taxes

Effective income tax rates were 17% and 23% during the three-month periods ended March 31, 2007 and 2006, respectively.  The Company has elected to be treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company, rather than being taxed at the corporate level.  Notwithstanding this election, income taxes are reported for the Company's insurance subsidiaries, as they are not allowed by law to be treated as S Corporation, as well as for the Company in Louisiana, which does not recognize S Corporation status.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to (i) certain benefits provided by law to life insurance companies, which reduce the effective tax rates and (ii) investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Note 6 – Other Comprehensive Income

Comprehensive income was $3.7 million for the three-month period ended March 31, 2007 as compared to $1.8 million for the same period in 2006.

Accumulated other comprehensive income consisted solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  The Company recorded $.1 million in other comprehensive gains during the three-month period ended March 31, 2007.  During the same prior year period, the Company recorded $.4 million in other comprehensive losses.

Note 7 – Line of Credit

The Company has an external source of funds through available borrowings under a credit agreement. The credit agreement provides for maximum borrowings of $50.0 million or 80% of our net finance receivables (as defined in the credit agreement), whichever is less.  Our credit agreement has a commitment termination date of December 15, 2009 and contains covenants customary for financing transactions of this type.  Available borrowings under the agreement were $43.0 million and $25.2 million at March 31, 2007 and December 31, 2006, respectively.

Note 8 – Related Party Transactions

The Company engages from time to time in other transactions with related parties.  Please refer to the disclosure contained under the heading “Certain Relationships and Related Transactions” contained  in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2006 for additional information on related party transactions.

Note 9 - Segment Financial Information

The Company has six reportable segments.  Division I through Division V and Division VII.  Each segment is comprised of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I is comprised of offices located in South Carolina.  Offices in North  Georgia comprise Division II, Division III is comprised of offices in South Georgia, and Division VII is comprised of offices in West Georgia.  Division IV represents our Alabama offices and our offices in Louisiana and Mississippi encompass Division V.  Division VI is reserved for future use.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies.  Performance is measured based on objectives set at the beginning of each year and include various factors such as segment profit, growth in earning assets and delinquency and loan loss management.  All segment revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the segments.

The following table summarizes assets, revenues and profit by business segment.  A reconciliation to consolidated net income is also provided.

	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	Total
	(in Thousands)
Segment Revenues:
3 Months ended 3/31/07	$ 3,755	$ 4,147	$ 6,534	$ 5,220	$ 4,762	$ 5,008	$ 29,426
3 Months ended 3/31/06	3,621	3,558	5,591	4,426	3,549	4,426	25,171
Segment Profit:
3 Months ended 3/31/07	$ 652	$ 1,452	$ 2,656	$ 1,983	$ 1,535	$ 1,980	$ 10,258
3 Months ended 3/31/06	627	1,182	2,223	1,773	881	1,800	8,486
Segment Assets:
3/31/07	$ 35,055	$ 40,246	$ 60,546	$ 54,009	$ 39,690	$ 47,310	$ 276,856
3/31/06	32,751	33,864	53,801	41,429	30,413	40,441	232,699

			3 Months Ended 3/31/07 (in 000's)	3 Months Ended 3/31/06 (in 000's)
Reconciliation of Profit:
Profit per segments			$ 10,258	$ 8,486
Corporate earnings (losses) not allocated			1,747	1,730
Corporate expenses not allocated			(7,676)	(7,381)
Income taxes not allocated			(716)	(666)
Net income			$ 3,613	$ 2,169

BRANCH OPERATIONS
Ronald E. Byerly	Vice President
Dianne H. Moore	Vice President
Ronald F. Morrow	Vice President
J. Patrick Smith, III	Vice President
Virginia K. Palmer	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS
Sonya Acosta	Patricia Dunaway	Sharon Langford	Marty Miskelly
Bert Brown	Shelia Garrett	Jeff Lee	Mike Olive
Keith Chavis	Brian Gray	Mike Lee	Hilda Phillips
Rick Childress	Harriet Healey	Tommy Lennon	Henrietta Reathford
Bryan Cook	Jack Hobgood	Jimmy Mahaffey	Michelle Rentz
Jeremy Cranfield	Bruce Hooper	Judy Mayben	Gaines Snow
Joe Daniel	Jerry Hughes	Brian McSwain	Marc Thomas
Loy Davis	Janice Hyde	Roy Metzger	Lynn Vaughan
Glenn Drawdy	Judy Landon

BRANCH OPERATIONS

ALABAMA
Albertville	Center Point	Fayette	Moody	Ozark	Selma
Alexander City	Clanton	Florence	Moulton	Pelham	Sylacauga
Andalusia	Cullman	Gadsden	Muscle Shoals	Prattville	Troy
Arab	Decatur	Hamilton	Opelika	Russellville (2)	Tuscaloosa
Athens	Dothan	Huntsville (2)	Opp	Scottsboro	Wetumpka
Bessemer	Enterprise	Jasper	Oxford

GEORGIA
Adel	Canton	Dahlonega	Glennville	Madison	Statesboro
Albany	Carrollton	Dallas	Gray	Manchester	Stockbridge
Alma	Cartersville	Dalton	Greensboro	McDonough	Swainsboro
Americus	Cedartown	Dawson	Griffin (2)	Milledgeville	Sylvania
Athens (2)	Chatsworth	Douglas (2)	Hartwell	Monroe	Sylvester
Bainbridge	Clarkesville	Douglasville	Hawkinsville	Montezuma	Thomaston
Barnesville	Claxton	East Ellijay	Hazlehurst	Monticello	Thomson
Baxley	Clayton	Eastman	Helena	Moultrie	Tifton
Blairsville	Cleveland	Eatonton	Hinesville (2)	Nashville	Toccoa
Blakely	Cochran	Elberton	Hogansville	Newnan	Valdosta (2)
Blue Ridge	Colquitt	Fitzgerald	Jackson	Perry	Vidalia
Bremen	Commerce	Flowery Branch	Jasper	Pooler	Villa Rica
Brunswick	Conyers	Forsyth	Jefferson	Richmond Hill	Warner Robins
Buford	Cordele	Fort Valley	Jesup	Rome	Washington
Butler	Cornelia	Gainesville	LaGrange	Royston	Waycross
Cairo	Covington	Garden City	Lavonia	Sandersville	Waynesboro
Calhoun	Cumming	Georgetown	Lawrenceville	Savannah	Winder

LOUISIANA
Alexandria	DeRidder	Hammond	Lafayette	Morgan City	Opelousas
Crowley	Eunice **	Houma	Leesville	Natchitoches	Pineville
Denham Springs	Franklin	Jena	Marksville	New Iberia	Prairieville

BRANCH OPERATIONS
(Continued)

MISSISSIPPI
Batesville	Corinth	Hazlehurst	Kosciusko	Newton	Senatobia
Bay St. Louis	Forest	Hernando	Magee	Oxford	Starkville
Booneville	Grenada	Houston	McComb	Pearl	Tupelo
Carthage	Gulfport	Iuka	Meridian	Picayune	Winona
Columbia	Hattiesburg	Jackson	New Albany	Ripley

SOUTH CAROLINA
Aiken	Charleston	Easley	Lancaster	North Augusta	Simpsonville
Anderson	Chester	Florence	Laurens	North Charleston	Spartanburg
Barnwell	Clemson	Gaffney	Lexington	North Greenville	Summerville
Batesburg- Leesvile	Columbia	Greenville	Lugoff	Orangeburg	Sumter
Boiling Springs	Conway	Greenwood	Marion	Rock Hill	Union
Cayce	Dillon	Greer	Newberry	Seneca	York

** Note: Opened April 2007

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation	C. Dean Scarborough Realtor

Ben F. Cheek, IV Vice Chairman 1st Franklin Financial Corporation	Jack D. Stovall President, Stovall Building Supplies, Inc.

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Dr. Robert E. Thompson Retired Physician

John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation	Keith D. Watson Vice President and Corporate Secretary Bowen & Watson, Inc.

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

J. Michael Culpepper Executive Vice President and Chief Operating Officer

C. Michael Haynie Executive Vice President - Human Resources

Kay S. Lovern Executive Vice President – Strategic and Organization Development

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303